Stephen J. Cosgrove Vice President Corporate Controller	One Johnson & Johnson Drive New Brunswick, NJ 08933

May 27, 2011

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:       Johnson & Johnson
Form 10-K for the Fiscal Year Ended January 2, 2011
Filed February 24, 2011
File No. 001-03215

Dear Mr. Rosenberg:

Johnson & Johnson is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 3, 2011, with respect to Johnson & Johnson’s Form 10-K filed with the Commission on February 24, 2011 for the fiscal year ended January 2, 2011 (SEC File No. 001-03215) (the “Form 10-K”).

Set forth below is the heading and text of the comment followed by our response:

Exhibit 13
Management’s Discussion and Analysis of Results of Operations and Financial Condition Analysis of Sales By Business Segment
Analysis of Consolidated Earnings Before Provision for Taxes on Income, page 33
1.   In order to help us evaluate your disclosure about your research and development activities, please provide us the following information:

•	A description of the research and development process for each of your segments;
•
For those projects that require an FDA approval, quantify the number of projects that were in preclinical phase, Phase I, Phase II, and Phase III of the clinical development and those for which a NDA was filed as of December 31, 2010;

•
For each segment requiring FDA approval, the breakout of research and development expense incurred during 2010, if practicable, by development phase (i.e., preclinical, Phase I, Phase II, Phase III) and by therapeutic class; and

•	For each of your late phase development projects (i.e., Phase III projects), please provide the following:
o	A description of the nature and its indication;
o	Indicate the month and the year that it entered the phase;
o	Identify the significant patents associated with the projects and their expiration date;
o
The significant developments of the project during the period such as significant milestones, filing for regulatory approval, approval and other responses from regulatory agencies; suspension or termination and the reasons therefore; and

o
Your estimate of the next future milestone such as completion of a development phase, date of filing an NDA with regulatory agency, or approval from a regulatory agency is it can be reliably determined.

Response:
Johnson & Johnson is one of the world’s largest and most comprehensive health care manufacturing companies and competes in three broad Segments of human health care; Medical Devices and Diagnostics, Pharmaceutical and Consumer.  Johnson & Johnson companies around the world compete in local markets in a highly decentralized structure, making local product and investment decisions working within global strategies and standards provided by Segment and Corporate managements.

Within this overall structure, research and development activities are carried out in all three Segments and in approximately 50 facilities around the world.  These facilities support initiatives for local markets, global markets and across multiple segments.  The research and development  processes carried out in these facilities include discovery, product improvement and clinical and technical support required to demonstrate effectiveness and compliance with local laws in support of gaining approval to market from numerous authorities around the world.

A majority of products currently sold in all three Segments require approvals from global regulatory authorities (including the FDA) before becoming available in the market.  In any one year, Johnson & Johnson’s companies have hundreds of applications for product approvals with these regulatory authorities.  With respect to the US FDA only, businesses in all three Segments of Business of Johnson & Johnson submit applications for approvals of products. Due to the number of product applications, it would be impractical to disclose the exact number of ongoing applications or to estimate the timing of future approval or cost associated with these applications for approval.   All applications for approval are inherently uncertain, the timing of expenses vary for each application and may be misleading to investors.

 The Company recognizes that the Staff’s comments are largely focused on additional details of US pharmaceutical projects. While the US Pharmaceutical business application process includes all the development phases detailed in the comment above, this business represents only 20% of the annual consolidated sales of Johnson & Johnson.  Additionally, across all three Segments, research and development investments in support of any one new or improved product represents less than 5% of total annual consolidated research and development investments and less than 1% of total consolidated expenses.  Over the past five years, no new product approval in any Segment of Business has added more than 0.5% to the current year’s total consolidated sales or 2% to the current year Segment annual consolidated sales.

The Company does not believe that a detailed description of research and development projects, even projects in late stages, would add meaningfully to the discussion of the Company’s results of operations. The Company believes the current disclosure (pg. 34 of the 2010 Annual Report) by Segment of the three-year investments in research and development in both dollars and as a percent of Segment sales is the best representation of the Company’s commitment to the hundreds of products in all phases of development at any one time.

Research and Development expense (excluding purchased in-process research and development charges) by segment of business was as follows:

	2010		2009		2008
(Dollars in Millions)	Amount	% of Sales*	Amount	% of Sales*	Amount	% of Sales*
Consumer	$609	4.2%	632	4.0	624	3.9
Pharmaceutical	4,432	19.8	4,591	20.4	5,095	20.7
Medical Devices and Diagnostics	1,803	7.3	1,763	7.5	1,858	8.0
Total research and development expense	$6,844	11.1%	6,986	11.3	7,577	11.9
Percent (decrease)/increase over the prior year	(2.0)%		(7.8)		(1.3)
* As a percent to segment sales

This disclosure provides the reader with the best indicator of the Company’s commitments to research and development by segment, provides an effective measure of the Company’s management of total research and development investments and is less subject to the changing priorities and timing associated with any one product.

In response to the Staff’s comments, in future Annual Reports on Form 10-K, beginning with the Annual Report on Form 10-K for the fiscal year ended January 1, 2012, we propose to enhance the Company’s disclosure to clarify that no individual research and development investment is material  to the Company’s consolidated operating results, for as long as that remains the case.

Research & Development Expense, Page 34
2.  You state that research and development expenditures relate to technical support of products and compliance with governmental regulations for the protection of consumers and patients.  Please tell us how these activities meet the definition of research and development per ASC 730-10-20.

Response:
The Research and Development expenditures that relate to technical support of products and compliance with governmental regulations for the protection of consumers and patients represent costs associated with either plans or designs for new products or processes or for significant improvements to an existing product or process.  These projects are carried out to meet the varied requirements to achieve regulatory approval in the various jurisdictions around the world and are incurred prior to regulatory approval and commercial launch, or after launch if required in conjunction with regulatory approvals.

In response to the Staff’s comment, in future Annual Reports on Form 10-K, beginning with the Annual Report on Form 10-K for the fiscal year ended January 1, 2012, we propose to enhance the Company’s disclosure to clarify the definition of research and development expense with the following:

“Research and Development Expense:
Research and development activities represent a significant part of the Company’s business.  These expenditures relate to the processes of discovering, testing and developing new products, improving existing products, as well as ensuring product efficacy and regulatory compliance prior to launch.  The Company remains committed to investing in research and development with the aim of delivering high quality and innovative products.”

Income Taxes, page 38
3.  You state “January 2, 2011 and January 3, 2010, the cumulative amounts of undistributed international earnings were approximately $37.0 billion and $32.2 billion, respectively.”  Please revise to disclose the amount of cash and investments that are currently held by your foreign subsidiaries that are considered reinvested indefinitely and its expected effect on your liquidity and capital resources.  Refer to Item 303(a) (1) of Regulation S-K and Section IV of SEC Release 33-8350

Response:
The Company believes that the current disclosures related to liquidity and capital resources captures any known trends or any known demands that could result in or that are reasonably likely to result in the Company’s liquidity increasing or decreasing in any material way. The Company's current liquidity needs are met through its operating cash flows. Additionally, the Company has adequate borrowing capacity should it need to supplement the cash flows generated from operations. In response to the Staff's comment, in future Annual Reports on Form 10-K, beginning with the Annual Report on Form 10-K for the fiscal year ended January 1, 2012, we propose to enhance the Company’s disclosure to address liquidity with the following:

 “While the Company has the financial capacity to repatriate to the United States substantially all of the undistributed international earnings, the Company has no financial need to repatriate these earnings, and, as such, these funds are considered permanently reinvested.”

Notes to Consolidated Financial Statements
8. Income Taxes, page 52
4.  Please provide the disclosures required under ASC 740-30-50-2c.

Response:
In response to the Staff’s comment, in future Annual Reports on Form 10-K, beginning with the Annual Report on Form 10-K for the fiscal year ended January 1, 2012, we propose to enhance the Company’s disclosure in Note 1, Summary of Significant Accounting Policies - Income Taxes (page 47 of the 2010 Annual Report), to address disclosure requirements applicable to unrecognized deferred tax liabilities associated with undistributed earnings with the following:

“As of the end of 2011 and 2010, the Company has not provided deferred taxes on $xx billion and $37 billion of undistributed earnings from certain international subsidiaries where the earnings are considered to be permanently reinvested.  The Company intends to continue to reinvest these earnings in international operations.  If the Company decided at a later date to repatriate these earnings to the U.S., the Company would be required to provide for the net tax effects on these amounts. The Company does not determine the deferred tax liability associated with these undistributed earnings, as such determination is not practicable."

As requested, we acknowledge that:
•	Johnson & Johnson is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Johnson & Johnson may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 732-524-1831 with any questions or comments you may have.

Sincerely,

/s/ Stephen J. Cosgrove Vice President Corporate Controller Chief Accounting Officer